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     CIGNA CORPORATION COMPLETES TENDER OFFER FOR HEALTHSOURCE COMMON STOCK

PHILADELPHIA, PA, June 26, 1997 - CIGNA Corporation (NYSE; CI) announced today that its subsidiary, CHC Acquisition Corp., has completed its $21.75 per share cash tender offer for the outstanding common stock of Healthsource, Inc., a New Hampshire-based HMO and health insurance company. The offer expired June 25 at 6:00 P.M., Eastern Daylight Time.

As announced on February 28, CIGNA agreed to acquire Healthsource for a total acquisition cost of approximately $1.7 billion, including the repayment of approximately $250 million of outstanding Healthsource long-term debt.

"Healthsource, with its 1.1 million HMO members and 2 million medical and 2.6 million dental indemnity lives (as of December 31, 1996), provides CIGNA with access to several important new markets, enhances our competitive position in others and fits well with our managed care and indemnity businesses," said H. Edward Hanway, president of CIGNA HealthCare. "We're very pleased with the commitment to quality, cost-effective care we have seen throughout Healthsource and, with that commitment as a common goal, we expect the integration to be achieved quickly and efficiently."



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With the addition of Healthsource, CIGNA HealthCare operates medical HMOs in 30 states with total membership of approximately 5.4 million members (based on enrollments as of December 31, 1996). Including Healthsource, CIGNA'S medical indemnity business covers approximately 6.6 million lives and its dental indemnity book of business approximately 10.5 million lives (again, based on December 31, 1996 enrollments).

According to IBJ Schroder Bank & Trust Company, the depositary for the offer, 63,260,468 shares of Healthsource common stock had been tendered as of the close of the offer on June 25, 1997, including 1,099,312 shares tendered pursuant to notices of guaranteed delivery. The shares tendered constitute approximately 98 percent of Healthsource's outstanding common shares. By the tender offer deadline, 1,033,001 shares had not been tendered.

Holders of Healthsource common stock who did not tender pursuant to the offer will be entitled to $21.75 per share in cash following completion of the merger of Healthsource and CHC Acquisition Corp. CHC Acquisition Corp. expects to consummate the merger promptly.

CIGNA Corporation, with assets of $98.9 billion (as of December 31, 1996) and full-year 1996 revenues of $19 billion, is a leading provider of health care, insurance and related financial services throughout the United States and internationally. CIGNA Corporation ranks among the largest investor-owned insurance organizations in the United States, with shareholders' equity of $7.2 billion (as of December 31, 1996).